

April 1, 2010

By U.S. Mail and Facsimile to: (202) 739-3001

Lawrence Odell
Executive Vice President and General Counsel
First BanCorp.
1519 Ponce de León Avenue, Stop 23
Santurce, Puerto Rico 00908

> **Re: First BanCorp.**
> **Registration Statement on Form S-4**
> **Filed March 5, 2010**
> **File No. 333-165252**

Dear Mr. Odell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1.   We note that you have not included the information required by Item 19(a)(7) of Form S-4. Please revise to include this information.

2.   Please tell us if you intend to register the offer and sale of the 14,530,588 shares of Common Stock that may be issued pursuant to the anti-dilution right or if you

intend to complete that transaction pursuant to an exemption from registration. To the extent you intend to claim an exemption, please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration will be claimed and state briefly the facts to be relied upon to make the exemption available. Please also tell us why the private offering should not be integrated with the public offering.

3.   Tell us if First BanCorp, after the exchange offer, has the ability to exercise the voting rights for any preferred shares exchanged. If First BanCorp can exercise the voting rights, consider including additional disclosure concerning First BanCorp's ability to change the rights of the preferred shareholders.

4.   Please provide us with your analysis supporting your conclusion that you could provide information consistent with General Instruction B.1.a of Form S-4. Also, provide your analysis supporting your conclusion that you can use forward incorporation by reference. In your analysis, please address the fact that you have not made dividend payments on your preferred stock, including your Series F Preferred Stock.

5.   We refer you to the discussion of proration described on page 6 and elsewhere in your prospectus. Please advise how proration in this manner is consistent with Exchange Act Rule 13e-4(f)(3) given its limitation of proration to a class of securities. In contrast, we note that the Exchange Offer proration for each holder validly tendering Preferred Stock will be based on the proration factor of the aggregate liquidation preference "*of all five series of Preferred Stock, treated together*" (emphasis added). In responding to this comment, please address that the application of proration to all five series in this manner would not necessarily result in the same proration factor determined by applying proration on a series by series basis, given that in the latter scenario, each series of Preferred Stock may have different percentages of aggregate liquidation preference tendered in the Exchange Offer.

Cover Page of Prospectus

6.   Using the Minimum Share Price Limitation as a reference point, please revise to disclose the maximum number of shares of Common Stock you will issue for each share of Preferred Stock.

Questions and Answers about the Exchange Offer, page 5

What is the purpose of the exchange offer?, page 5

7.   You state that the purpose of this offering is to improve your capital structure

given difficult economic conditions and the evolving regulatory environment. Please confirm our understanding that the company is not undertaking the offering in order to satisfy any agreement or understanding that requires the company to improve its regulatory capital position.

8.   Revise your disclosure both here and in the Summary to clarify that the proposed transactions will not affect your Tier 1 capital, absent the purchase of additional shares under your shareholder's anti-dilution rights.

<u>What are the key terms applicable to the exchange offer?, page 8</u>

9.   Please revise to disclose the meeting date for shareholder approval of the two possible Common Stock issuances.

<u>Conditions of the Exchange Offer, page 57</u>

10.   The Company states in the first paragraph of this section that it is not required to accept for exchange any shares of Preferred Stock tendered in the Exchange Offer and may terminate the Exchange Offer if any of the conditions described on pages 57 to 58 exist. As the bidder, the Company has the right to waive any listed Exchange Offer condition. However, if a condition is triggered, the bidder may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Depending on the materiality of the waived condition and the number of days remaining in the Exchange Offer, the bidder may be required to extend the Offer and recirculate new disclosure to security holders. Please confirm the Company's understanding on both points in your response letter.

11.   We note the language in the last paragraph of this section, to the effect that "[i]f we fail at any time to exercise any of the foregoing rights with respect to the Exchange Offer, this will not constitute a waiver of such right with respect to the Exchange Offer." If an event triggers a listed Exchange Offer condition, and the Company determines to proceed with the Exchange Offer anyway, it has waived the Exchange Offer condition. See our comment above with respect to the possible need to extend the Exchange Offer and disseminate additional Exchange Offer materials. When an Exchange Offer condition is triggered by events that occur during the Exchange Offer period and before the expiration of the Exchange Offer, the Company should inform holders how they intend to proceed promptly, rather than waiting until the end of the Exchange Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding in your response letter.

Anti-dilution Rights That May Be Triggered by the Exchange Offer, page 71

12.   Please confirm that you intend to revise the last paragraph on page 71 once the terms of the Exchange Offer have been determined to state whether the U.S. Treasury's anti-dilution right is triggered, and if so, what the effect will be on the exercise price and number of shares underlying the warrant.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any questions.

                                        Sincerely,

                                        Christian Windsor
                                        Special Counsel

cc: Linda L. Griggs
        Gail A. Pierce
        Morgan, Lewis & Bockius LLP
         (By facsimile)